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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☒ Form 3 Holdings Reported

☒ Form 4 Transactions Reported

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*
Arrowhead Holdings Corporation	B.H.I.T. Inc - VHTI.OB	
(Last) (First) (Middle)		

	4. Statement for Month/Year	5. If Amendment, Date of Original *(Month/Year)*
6950 South Edgerton Road	12/02	
(Street)		

	6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*	7. Individual or Joint/Group Reporting *(Check Applicable Line)*
	☐ Director ☒ 10% Owner	☒ Form filed by One Reporting Person
Brecksville, OH 44141	☐ Officer *(give title below)*	☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	☐ Other *(specify below)*	

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* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Common Stock, $.01 par value per share							6,111,563	D	

Page 2

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Common Stock, $.01 par value per share							6,111,563	D	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*	5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
					(A)	(D)

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*	5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
					(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned at End of Year *(Instr. 4)*	10. Ownership of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

s/ John V. Curci, VP, Treasurer & CFO of Arrowhead Holdings Corporation	1-27-03
**Signature of Reporting Person	Date

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, *see* Instruction 6 for procedure.